Mail Stop 3561

May 5, 2009

Mr. Bill E. Larkin, Chief Financial Officer
Fuel Systems Solutions, Inc.
3030 South Susan Street
Santa Ana, California 92704

      Re: **Fuel Systems Solutions, Inc.**
              Form 10-K for the year ended December 31, 2007
              Filed April 22, 2008
              File No. 001-32999

Dear Mr. Larkin:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Linda Cvrkel
                        Branch Chief